Exhibit 99.2

DIGIHOST ESTABLISHES US$250 MILLION AT-THE-MARKET EQUITY PROGRAM TO ACCELERATE GROWTH

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – March 4, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin self-mining company, is pleased to announce that it has entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. (the “Agent”).

At-the Market Offering

Pursuant to the ATM Agreement, the Company and the Agent will implement an “at-the-market” equity offering program, under which the Agent may issue and sell from time to time such number of subordinate voting shares of the Company (the “SV Shares”) having an aggregate offering price of up to US$250 million (the “ATM Equity Program”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Equity Program will be paid to the Agent in connection with its services. The Company intends to use the net proceeds of the ATM Equity Program, if any, to support the growth and development of the Company’s existing mining operations as well as for working capital and general corporate purposes and to repay outstanding indebtedness from time to time.

Since the SV Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the ATM Agreement. To date, no SV Shares have been distributed by the Company pursuant to the ATM Agreement.

Sales of SV Shares, if any, under the ATM Equity Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, as sales made directly on the Nasdaq Capital Market or another trading market for the shares in the United Stated at the market price prevailing at the time of each sale. No SV Shares will be offered or sold under the ATM Equity Program on the TSX Venture Exchange or any other trading market in Canada. The ATM Equity Program may be terminated by either party at any time.

The offer and sale of the SV Shares under the ATM Equity Program will be made by means of a prospectus supplement dated March 4, 2022 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated February 23, 2022 (the “Base Shelf Prospectus” and, together with the Prospectus Supplement, the “Prospectus”) and U.S. registration statement on Form F-10 (the “Registration Statement”), which includes the Base Shelf Prospectus. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on March 3, 2022. The Prospectus has been filed with the applicable provincial regulatory authorities in Canada and the SEC. The Prospectus is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and is available on the SEC’s EDGAR website at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The SV Shares referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 415PH.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under U.S. and Canadian securities laws. Forward-looking information in this news release includes expectations in respect to the procurement of miners, Company expansion plans, expectations in respect of the offering of SV Shares under the ATM Equity Program and the anticipated use of proceeds from the ATM Equity Program and about future plans and objectives of the Company are forward-looking information, information about hashrate and infrastructure expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: market conditions and other factors that may affect the Company’s ability to utilize the ATM Equity Program and the prices at which the Company may sell SV Shares in the ATM Equity Program; the dilutive effect of issuances of SV Shares in the ATM Equity Program; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of cryptocurrency mining; receipt of Public Service Commission approval or other regulatory or board approvals; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for self-mining and for hosting may not be realized in the number anticipated, or at all, or on the schedule anticipated, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: market conditions and other factors that may affect the Company’s ability to utilize the ATM Equity Program and the prices at which the Company may sell SV Shares in the ATM Equity Program; the dilutive effect of issuances of SV Shares in the ATM Equity Program; the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and, accordingly, undue reliance should not be put on such information due to the inherent uncertainty therein. Except as expressly required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, changed circumstances or future events or for any other reason.